UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For May 2025
Commission File Number:  1-34513

CENOVUS ENERGY INC.
(Translation of registrant’s name into English)
4100, 225 6 Avenue S.W.
Calgary, Alberta, Canada T2P 1N2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  May 8, 2025

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Christine D. Lee
	Name:	Christine D. Lee
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated May 8, 2025

99.2	Management’s Discussion and Analysis dated May 7, 2025 for the period ended March 31, 2025

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended March 31, 2025

99.4	Form 52-109F2 Full Certificate, dated May 8, 2025, of Jonathan M. McKenzie, President & Chief Executive Officer

99.5	Form 52-109F2 Full Certificate, dated May 8, 2025, of Karamjit S. Sandhar, Executive Vice-President & Chief Financial Officer